
LIMELOOP, INC.

TERM SHEET FOR CONVERTIBLE UNSECURED PROMISSORY NOTES


This **TERM SHEET FOR CONVERTIBLE UNSECURED PROMISSORY NOTES** (the "Term Sheet") sets forth the principal terms of an offering of Convertible Unsecured Promissory Notes by **LIMELOOP, INC.**, a Delaware corporation.

This Term Sheet is a non-binding expression of the terms and conditions on which the "Notes" described below are proposed to be issued, and is not intended to be and shall not be construed as an offer to issue any promissory note or other security or a solicitation of offers to acquire any securities. Neither the Company nor any other person shall be obligated to proceed with the issuance, sale, or purchase of any securities related to the Notes unless and until the parties execute definitive written loan documentation for the Notes.

Issuer: **LIMELOOP, INC.**, a Delaware corporation (the "Company").

As of the date of this Term Sheet, the company is Limeloop, LLC, a Delaware limited liability company. Prior to the initial closing of the offering, Limeloop, LLC will convert into the Company pursuant to a statutory conversion.

Security: Convertible Unsecured Promissory Notes (the "Notes").

Maximum Principal Amount: $1,000,000

Use of Proceeds: To provide working capital for the Company prior to the issuance of preferred equity securities in the Company in an offering generating at least $2,000,000, excluding the principal of and interest on Notes converted into such securities in the offering (the "Qualified Financing").

Interest Rate: 4.0% *per annum*.

Debt Service Payments: Interest will accrue on the Notes and either (a) be converted at the closing of the Qualified Financing, or (b) be paid at maturity.

Maturity Date: The earliest of (a) the closing of a Qualified Financing, (b) the date that is two years from the closing, or (c) the liquidation, winding up and dissolution of the Company (which shall include any sale of all or substantially all of the assets of the Company and any merger of the Company with or into another company in a transaction in which the members of the Company own fifty percent (50%) or less of the voting securities of the surviving or acquiring company) (collectively, a "Liquidation").

Conversion: The Notes will be convertible into the equity securities of the Company as follows:

- *Automatic Conversion.* The entire principal of and interest on the Notes will be automatically converted into the Company's preferred equity securities issued in a Qualified Financing (the "Qualified Securities"), at a conversion price per share equal to the lesser of (a) the price per share at which such Qualified Securities are sold to investors in the Qualified Financing, less a 15% discount, or (b) a conversion price per share equal to the quotient of (i) a pre-money value for the Company equal to $7.0 million, divided by (ii) the number of the Company's fully-diluted outstanding shares immediately before the closing, including shares reserved and available for grant under the Company's Stock Incentive Plan.

- *Optional Conversion.* The holder of each Note may elect to convert the principal of and interest on the Note into such equity securities as the Company hereafter issues (other than (a) issuances of common stock in compensatory arrangements with employees and consultants and (b) issuances of preferred equity in a Qualified Financing) (the "Future Securities"), upon the closing of the issuance and sale of any such Future Securities, at a conversion price per share equal to the lesser of (i) the price per share at which such Future Securities are sold to investors in the Qualified Financing, less a 15% discount, or (ii) a conversion price per share equal to the quotient of (A) a pre-money value for the Company equal to $7.0 million, divided by (B) the number of the Company's fully-diluted outstanding shares immediately before the closing, including shares reserved and available for grant under the Company's Stock Incentive Plan.

Liquidation: Upon a Liquidation of the Company prior to the conversion or maturity of the Notes, the Company shall pay to each holder of a Note an amount equal to the sum of (a) one and a half (1.5) *times* the principal of such Note, *plus* (b) all accrued and unpaid interest on such Note.

Definitive Agreements: The issuance of Notes will be memorialized in a definitive Note Purchase Agreement and Convertible Unsecured Promissory Note prepared by counsel to the Company.